UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                                 Amendment No. 14

                    Under the Securities Exchange Act of 1934

                              George Foreman Enterprises, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    372481101
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  March 7, 2008
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

                                  SCHEDULE 13D

CUSIP No. 372481101
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         dot com Investment Corporation
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         NA
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
PURSUANT TO
         ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                             7)      SOLE VOTING POWER
NUMBER OF                                 0
SHARES                  -------------------------------------------------------
BENEFICIALLY                 8)      SHARED VOTING POWER
OWNED BY                                  0
EACH                    -------------------------------------------------------
REPORTING                    9)      SOLE DISPOSITIVE POWER
PERSON                                    0
WITH                    -------------------------------------------------------
                            10)      SHARED DISPOSITIVE POWER
                                          0
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

           0
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         CO

                     SCHEDULE 13D

CUSIP No. 372481101
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jewelcor Management, Inc.
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         NA
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
-------------------------------------------------------------------------------
                             7)      SOLE VOTING POWER
NUMBER OF                                  80,000 (1)
SHARES                  -------------------------------------------------------
BENEFICIALLY                 8)      SHARED VOTING POWER
OWNED BY                                    0
EACH                    -------------------------------------------------------
REPORTING                    9)      SOLE DISPOSITIVE POWER
PERSON                                     80,000 (1)
WITH                    -------------------------------------------------------
                            10)      SHARED DISPOSITIVE POWER
                                            0
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         80,000 (1)
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         CO

(1) Includes 40,000 shares that may be acquired immediately by Jewelcor Investments LLC upon conversion of an 8% Convertible Promissory Note, and 40,000 shares that may be acquired by Jewelcor Investments LLC immediately thereafter upon exercise of a warrant.

                                  SCHEDULE 13D

CUSIP No. 372481101
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Holtzman Opportunity Fund, L.P.
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
-------------------------------------------------------------------------------
                             7)      SOLE VOTING POWER
NUMBER OF                            310,313 (1)
SHARES                  -------------------------------------------------------
BENEFICIALLY                 8)      SHARED VOTING POWER
OWNED BY                             none
EACH                    -------------------------------------------------------
REPORTING                    9)      SOLE DISPOSITIVE POWER
PERSON                               310,313 (1)
WITH                    -------------------------------------------------------
                            10)      SHARED DISPOSITIVE POWER
                                     none
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         310,313 (1)
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.1%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN

(1) Includes 60,000 shares that may be acquired immediately upon conversion of an 8% Convertible Promissory Note, and 60,000 shares that may be acquired immediately thereafter upon exercise of a warrant.

                                  SCHEDULE 13D

CUSIP No. 372481101
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jewelcor Investments LLC
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                             7)      SOLE VOTING POWER
NUMBER OF                            80,000 (1)
SHARES                  -------------------------------------------------------
BENEFICIALLY                 8)      SHARED VOTING POWER
OWNED BY                             none
EACH                    -------------------------------------------------------
REPORTING                    9)      SOLE DISPOSITIVE POWER
PERSON                               80,000 (1)
WITH                    -------------------------------------------------------
                            10)      SHARED DISPOSITIVE POWER
                                     none
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         80,000 (1)
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         OO

-------------------------------------------------------------------------------

(1) Includes 40,000 shares that may be acquired immediately upon conversion of an 8% Convertible Promissory Note, and 40,000 shares that may be acquired immediately thereafter upon exercise of a warrant.

                                  SCHEDULE 13D

CUSIP No. 372481101
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Holtzman Financial Advisors, LLC
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         NA
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
-------------------------------------------------------------------------------
                             7)      SOLE VOTING POWER
NUMBER OF                            310,313 (1)
SHARES                  -------------------------------------------------------
BENEFICIALLY                 8)      SHARED VOTING POWER
OWNED BY                             none
EACH                    -------------------------------------------------------
REPORTING                    9)      SOLE DISPOSITIVE POWER
PERSON                               310,313 (1)
WITH                    -------------------------------------------------------
                            10)      SHARED DISPOSITIVE POWER
                                     none
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         310,313 (1)
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.1%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         OO

-------------------------------------------------------------------------------
(1) Includes 60,000 shares that may be acquired immediately by Holtzman Opportunity Fund, L.P.upon conversion of an 8% Convertible Promissory Note, and 60,000 shares that may be acquired by Holtzman Opportunity Fund, L.P. immediately thereafter upon exercise of a warrant.

                                  SCHEDULE 13D

CUSIP No. 372481101
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         S.H. Independence, LLC
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         NA
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada
-------------------------------------------------------------------------------
                             7)      SOLE VOTING POWER
NUMBER OF                            310,313 (1)
SHARES                  -------------------------------------------------------
BENEFICIALLY                 8)      SHARED VOTING POWER
OWNED BY                             none
EACH                    -------------------------------------------------------
REPORTING                    9)      SOLE DISPOSITIVE POWER
PERSON                               310,313 (1)
WITH                    -------------------------------------------------------
                            10)      SHARED DISPOSITIVE POWER
                                     none
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         310,313 (1)
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.1%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         OO

-------------------------------------------------------------------------------

(1) Includes 60,000 shares that may be acquired immediately by Holtzman Opportunity Fund, L.P.upon conversion of an 8% Convertible Promissory Note, and 60,000 shares that may be acquired by Holtzman Opportunity Fund, L.P. immediately thereafter upon exercise of a warrant.

                                 SCHEDULE 13D

CUSIP No. 372481101
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Seymour Holtzman
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         NA
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
-------------------------------------------------------------------------------
                             7)      SOLE VOTING POWER
NUMBER OF                            2,041,047 (1)(2)
SHARES                  -------------------------------------------------------
BENEFICIALLY                 8)      SHARED VOTING POWER
OWNED BY                             none
EACH                    -------------------------------------------------------
REPORTING                    9)      SOLE DISPOSITIVE POWER
PERSON                               2,041,047 (1)(2)
WITH                    -------------------------------------------------------
                            10)      SHARED DISPOSITIVE POWER
                                     none
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,041,047 (1)(2)
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.7%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         IN

(1) Includes an option to purchase 240,500 shares of Common Stock, all of which are immediately exercisable.

(2) Includes 100,000 shares that may be acquired immediately by Holtzman Opportunity Fund, L.P. and Jewelcor Investments LLC upon conversion of 8% Converible Prommissory Notes, and 100,000 shares that may be acquired by Holtzman Opportunity Fund, L.P. and Jewelcor Investments LLC immediately thereafter upon exercise of warrants.

                             SCHEDULE 13D

CUSIP No. 372481101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Evelyn Holtzman
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [x]

                                                            (b)   |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS         NA
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           0
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            0
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              0
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    0
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 See Item 5
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________



	This Amendment No. 14 amends and supplements the Schedule 13D, dated December 18, 2000, as amended to date (the "Schedule 13D"), originally filed with the Securities and Exchange Commission by dot com Investment Corporation ("dot com"), Jewelcor Management, Inc. ("JMI") and others with respect to the common stock, $.01 par value (the "Common Stock"), of George Foreman Enterprises, Inc., a Delaware corporation (the "Company"). The address of the principal business and principal offices of George Foreman Enterprises, Inc. is c/o Jewelcor Companies, 100 North Wilkes-Barre Blvd., Wilkes-Barre, Pennsylvania 18702.



Item 2 of the Schedule 13D, "Identity and Background," is amended and supplemented by adding the following:

	Jewelcor Investments LLC, Holtzman Financial Advisors, LLC and S.H. Indepedence, LLC are included in the Reporting Persons for purposes of this and subsequent Amendments to the Schedule 13D.

	Jewelcor Investments LLC ("Investments") is a Delaware limited liability company that was formed primarily to act as an investment vehicle. The address of the principal business and principal offices of Investments is 100 N. Wilkes-Barre Blvd., Wilkes-Barre, Pennsylvania 18702. The members of Investments are Mr. Holtzman and JMI. JMI, as the managing member of investments, has sole voting and dispositive power with respect to the shares of Common Stock held by Investments. Mr. Holtzman is an indirect controlling stockholder of JMI. Seymour Holtzman has sole voting and dispositive power with respect to the shares of Common Stock held by Investments.

Holtzman Opportunity Fund, L.P. ("Opportunity") is a Nevada limited partnership which is primarily involved in acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Opportunity is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702.

The general partner of Opportunity is Holtzman Financial Advisors, LLC ("Advisors"), a Nevada limited liability company which is primarily involved in managing Opportunity's affairs and assets. The address of the principal business and principal offices of Advisors is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702.

The Managing Member of Advisors is SH Independence, LLC ("Independence"), a Nevada limited liability company which is involved in serving as the Managing Member of Advisors. The address of the principal business and principal offices of Independence is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702. The sole member of Independence is Seymour Holtzman.

	dot com Investment Corporation no longer beneficially owns any shares of Common Stock. dot com Investment Corporation disclaims membership in any "group" with the other Reporting Persons for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, and will not be included in future amendments to this Schedule 13D.

	(d) and (e) During the last five years, no Reporting Person or other person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3 of the Schedule 13D, "Source and Amount of Funds or Other
Consideration," is amended and supplemented by adding the following:

	The March 7, 2008 purchase by the Holtzman Opportunity Fund, L.P. ("Opportunity") of a Note in the principal amount of $150,000, which is described below in Item 5(c), was funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

	The March 7, 2008 purchase by Investments of a Note in the principal amount of $100,000, which is described below in Item 5(c), was funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4. Purpose of Trasaction.

Item 4 of the Schedule 13D, "Purpose of Transaction," is amended and supplemented by adding the following:

	Opportunity and Investments each acquired beneficial ownership of the Convertible Notes to which this Amendment relates for investment purposes. Opportunity and Investments each reserves the right to increase or decrease the size of its investment in the Company. Except as set forth in this Item 4, neither Opportunity nor Investments has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Rule 13d-101 under the Securities Exchange Act of 1934, as amended.



Item 5.	Interest in Securities of the Issuer.

	Item 5(a)-(b) of the Schedule 13D, "Interest in Securities of the Issuer," is deleted in its entirety and replaced with the following:

	(a) As of March 14, 2008, the Reporting Persons included in this filing beneficially owned an aggregate of 2,041,047 shares of Common Stock, representing approximately 54.7% of the outstanding shares of Common Stock based upon the 3,289,006 shares of Common Stock outstanding as of September 30, 2007 as reported by the Company in its Form 10-QSB filed on November 14, 2007.

	As of March 14, 2008, Opportunity beneficially owned an aggregate of 310,313 shares of Common Stock (including 60,000 shares that may be acquired immediately upon conversion of an 8% Convertible Promissory
Note, and 60,000 shares that may be acquired immediately thereafter upon exercise of a warrant), representing approximately 9.1% of the outstanding shares of Common Stock. Opportunity has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

	As of March 14, 2008, Investments beneficially owned an aggregate of 80,000 shares of Common Stock (including 40,000 shares that may be acquired immediately upon conversion of an 8% Convertible Promissory Note, and 40,000 shares that may be acquired immediately thereafter upon exercise of a warrant), representing approximately 2.4% of the outstanding shares of Common Stock. Investments has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

	As of March 14, 2008, Seymour Holtzman may be deemed to have a direct beneficial ownership of 1,650,734 shares of Common Stock, including an option to purchase 240,500 shares of Common Stock, all of which are currently exercisable, and by virtue of the relationships described under
Item 2 of the Schedule 13D, indirect beneficial ownership of 310,313 shares of Common Stock held by Opportunity (including 120,000 shares that may be acquired as described in this Item 5) and 80,000 shares of Common Stock held by Investments (all of which may be acquired as described in this Item 5), representing an aggregate of approximately 54.7% of the outstanding shares of Common Stock. Seymour Holtzman has sole voting and dispositive power over the shares of Common Stock held by Opportunity and Investments.

	(b) As of March 14, 2008, each of the Reporting Persons has sole voting and dispositive power over the shares of Common Stock beneficially owned by such Reporting
Person.


        Item 5(c) of the Schedule 13D: Is amended and supplemented by adding the following:

	(c) On March 7, 2008, pursuant to a Securities Purchase Agreement, Opportunity and Investments purchased from the Company newly issued 8% Convertible Promissory Notes ("Convertible Notes") in the principal amounts of $150,000 and $100,000, respectively. These Convertible Notes are convertible into units of the Company at a conversion price of $2.50 per unit, subject to adjustment. Each unit consists of one share of Common Stock and one warrant to purchase one share of common stock, exercisable at a price of $3.00 per share, subject to adjustment. Opportunity and Investments have the immediate right to acquire, without additional consideration, 60,000 and 40,000 shares of Common Stock, respectively,included in the units issuable upon conversion of the Convertible Notes, and thereafter have the immediate right to acquire an additional 60,000 and 40,000 shares of Common Stock, respectively, upon exercise of the warrants included in the units issuable upon conversion of the Convertible Notes, at an exercise price of $3.00 per share. The foregoing description of the Securities Purchase Agreement, the Addendum, the 8% Convertible Promissory Note, and the Warrants is qualified in its entirety by reference to the full text of said documents, which are Exhibits 10.1 through 10.4, respectively, to the Current Report on Form 8-K that was filed by the Company with the Securities and Exchange Commission on March 11, 2008, and which are incorporated herein by reference.


	(d) and (e)  Not applicable.



Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

	Item 6 of the Schedule 13D, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer," is amended and supplemented by adding the following:

	Except as described elsewhere in the Schedule 13D, to the best knowledge of each of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.


Item 7.	Material to be Filed as Exhibits.

	Item 7 of the Schedule 13D, " Material to be Filed as Exhibits," is amended by adding the following:

	99.1 Joint Filing Agreement among dot com Investment Corporation, Jewelcor Management, Inc., Jewelcor Incorporated, S.H. Holdings, Inc., Holtzman Opportunity Fund, L.P., Jewelcor Investments LLC, Holtzman Financial Advisors, LLC, S.H. Independence, LLC, Seymour Holtzman and Evelyn Holtzman dated March 14, 2008.

        99.2 Securities Purchase Agreement dated as of March 7, 2008 by and among the Company and purchasers (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 11, 2008).

        99.3 Addendem to Securities Purchase Agreement dated as of February 29, 2008 by and among the Company and purchasers (incorporated by reference to Exhibit 10.2 to the Company's Current report on Form 8-K filed on March 11, 2008).

        99.4 Form of COnvertible Note (incorporated by reference to Exhibit
             10.3 to the Company's current report on Form 8-K filed on March 11, 2008).

        99.5 Form of Warrrant (incorporated by reference to Exhibit 10.4 to the Company's current report on Form 8-K filed on March 11,
             2008).


                                 SIGNATURES
                                 ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:      March 14, 2008

                                       DOT COM INVESTMENT CORPORATION

                                       By: /s/ Seymour Holtzman
                                           --------------------
                                           Name: Seymour Holtzman
                                           Title: President


                                       JEWELCOR MANAGEMENT, INC.

                                       By: /s/ Seymour Holtzman
                                           --------------------
                                           Name: Seymour Holtzman
                                           Title: President


                                  HOLTZMAN OPPORTUNITY FUND, L.P.
                                  By: Holtzman Financial Advisors, LLC,
                                  its General Partner
                                  By: SH Independence, LLC, its Managing Member

                                   By: /s/ Seymour Holtzman
                                      --------------------
                                      Name: Seymour Holtzman
                                      Title: Manager

                                      JEWELCOR INVESTMENTS LLC

                                      By:  JEWELCOR MANAGEMENT, INC.,
                                      its Managing Member



                                       By:  / s / Seymour Holtzman
                                      -------------------------------
                                       Name:  Seymour Holtzman
                                       Title:    President

                                       SH INDEPENDENCE, LLC

                                       By: /s/ Seymour Holtzman
                                       ------------------------------
                                       Name: Seymour Holtzman
                                       Title: Managing Member

                                   HOLTZMAN FINANCIAL ADVISORS, LLC
                                   By: SH Independence, LLC, its Managing Member

                                   By: /s/ Seymour Holtzman
                                     ------------------------------
                                     Name: Seymour Holtzman
                                     Title: Manager

                                       /s/ Seymour Holtzman
                                       --------------------
                                       Seymour Holtzman


                                       /s/ Evelyn Holtzman
                                       -------------------
                                       Evelyn Holtzman